                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -------------------------------------

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                           UNDER SECTION 14 (D)(4) of
                       THE SECURITIES EXCHANGE ACT OF 1934
                      -------------------------------------

                               ANSALDO SIGNAL N.V.
                            (Name of Subject Company)

                               ANSALDO SIGNAL N.V.
                       (Name of Persons Filing Statement)

                   COMMON STOCK, par value NLG 0.01 per share
                         (Title of Class of Securities)

                                   N05515 10 6
                      (CUSIP Number of Class Of Securities)
                      -------------------------------------

                                JAMES N. SANDERS
            PRESIDENT, CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR
                               ANSALDO SIGNAL N.V.
                             SCHIPHOL BOULEVARD 267
                                118 BH SCHIPHOL
                                 THE NETHERLANDS
                                 (412) 688-2400

                         c/o Union Switch & Signal Inc.
                              1000 Technology Drive
                            Pittsburgh, PA 15219-3120
                      -------------------------------------

                                 with a copy to:
                             WILLIAM E. KELLY, ESQ.
                              PEABODY & ARNOLD LLP
                                 50 ROWES WHARF
                                BOSTON, MA 02110
                                 (617) 951-2100
                      -------------------------------------

     (Names, addresses and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement).

     / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Solicitation/Recommendation Statement relates to the cash tender offer by Ansaldo Trasporti, S.p.A., an Italian corporation (the "Purchaser"), offering to purchase all of the outstanding shares of the common stock of Ansaldo Signal N.V., a corporation organized and existing under the laws of The Netherlands (the "Company"), par value NLG 0.01 per share (the "Shares"), not already owned by the Purchaser at a price of US $4.05 per share, net to the Seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated February 18, 2000, and the related Letter of Transmittal.

     The information in the Offer to Purchase and the related Letter of Transmittal, attached as exhibits (a)(1) and (a)(2), respectively, to the Purchaser's Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on February 18, 2000, is incorporated herein by reference in response to Items 1, 2, 3, 4 (a) and (b), 5, 6, 7 and 8 of this Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (c). INTENT TO TENDER. Inapplicable. To the best knowledge of the Company, the only affiliate of the Company that holds Shares is the Purchaser; no executive officers, directors or subsidiaries of the Company hold any Shares.

ITEM 9. EXHIBITS.

     (a)(1) Press release dated January 24, 2000 (previously filed by the Company with the Securities and Exchange Commission on January 25, 2000, as Exhibit 2 to Form 6-K incorporated herein by reference).

     (a)(2) Press release dated January 24, 2000 (previously filed by the Company with the Securities and Exchange Commission on January 25, 2000, as Exhibit 3 to Form 6-K incorporated herein by reference).

     (a)(3) Press release dated February 7, 2000 (incorporated herein by reference to Exhibit (a)(8) of the Schedule TO of the Purchaser filed with the Securities and Exchange Commission on February 18,
               2000).

     (a)(4) Offer to Purchase, dated February 18, 2000 (incorporated herein by reference to Exhibit (a)(1) of the Schedule TO of the Purchaser filed with the Securities and Exchange Commission on February 18, 2000).

     (a)(5) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) of Schedule TO of the Purchaser filed with the Securities and Exchange Commission on February 18, 2000).

     (e)       None.


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

     (g)(1) Written Fairness Opinion of ING Barings, LLC, dated February 17, 2000 (incorporated herein by reference to Exhibit (c)(1) of the Schedule TO of the Purchaser filed with the Securities and Exchange Commission on February 18, 2000).

     (g)(2) Written Fairness Presentation of ING Barings, LLC, dated February 17, 2000 (incorporated herein by reference to Exhibit (c)(2) of the Schedule TO of the Purchaser filed with the Securities and Exchange Commission on February 18, 2000).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Ansaldo Signal N.V.


                                               By:   /s/ James N. Sanders
                                               ---------------------------------
                                               Name:  James N. Sanders
                                               Title:    Chief Executive Officer


Date:  February 18, 2000


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